For Immediate Release

Offer to Purchase and Consent Solicitation of City Telecom has expired; US$51,062,000 of
Notes Tendered; Payment Date to be July 20, 2009

July 16, 2009 – City Telecom (H.K.) Limited (the “Company”, SEHK : 1137, NASDAQ : CTEL), a corporation incorporated under the laws of Hong Kong, today announced that its tender offer to purchase for cash and consent solicitation (the “Offer to Purchase and Consent Solicitation”) in respect of its outstanding US$72,425,000 of aggregate principal amount of 8.75% Senior Notes Due 2015 (the “Notes”) expired as of 11:59 p.m., New York City time, on July 15, 2009.

As at 5:00 p.m., New York City time, on July 15, 2009, the Company has received Consents and tenders of Notes totaling principal amount of US$51,062,000, representing approximately 70.5% of the outstanding principal amount of Notes.

Subject to the terms of the Offer to Purchase and Consent Solicitation, the Company announces that the conditions of the Offer to Purchase and Consent Solicitation have been satisfied and that all Notes tendered to it will be accepted for purchase. On or prior to 5:00 p.m., New York City time, on July 20, 2009 (the “Payment Date”), each tendering and consenting Holder will receive the Total Consideration plus accrued and unpaid interest on such tendered Notes up to but excluding the Payment Date. The Third Supplemental Indenture for which the Company was soliciting consents was executed and the proposed amendments and waivers will become operative on July 20, 2009, upon full payment.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its next generation network to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 872,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk. The information contained in or linked to the Company’s website is not, and is not intended to be, a part of the Offer to Purchase and Consent Solicitation Statement.